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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                           Commission File Number:  333-63367


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended:  December 31, 1998

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION


World Omni 1998-A Automobile Lease Securitization Trust
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Full Name of Registrant



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Former Name if Applicable



120 N.W. 12th Avenue
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Address of Principal Executive Office (Street and Number)


Deerfield Beach, FLorida  33442
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a) The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without  unreasonable  effort or
     |        expense;
     |    (b) The subject annual report,  semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[x]  |        thereof  will  be  filed  on or  before  the  15th  calendar  day
     |        following  the  prescribed  due date;  or the  subject  quarterly
     |        report or transition report on Form 10-Q, or portion thereof will
     |        be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c) The  accountant's  statement  or other  exhibit  required by Rule
     |        12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's Annual Report on Form 10-K requires the filing of certain financial statements of an unaffiliated third party, Federal Insurance Company ("Federal"). Despite repeated requests by the Registrant, Federal has not yet provided those financial statements as prepared under generally accepted accounting principles, as required by the staff's current interpretation of the financial reporting rules that apply to the Registrant. The Registrant cannot file an Annual Report on Form 10-K complying with the staff's current interpretation of these rules until Federal provides it with financial statements prepared in this manner.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jon A. Brilliant, Esq.                         (954) 420-4648
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                        (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                World Omni 1998-A Automobile Lease Securitization Trust
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                    By:  World Omni Financial Corp., as Servicer

Date:  March 31, 1999               By:  /s/Jon A. Brilliant
                                         ----------------------------
                                            Jon A. Brilliant
                                            Assistant Secretary